Exhibit 99.2

RRsat Global Communications Network Ltd.

PROXY STATEMENT
______________

Extraordinary General Meeting of Shareholders

December 29, 2011

We invite you to attend RRsat Global Communications Network Ltd.'s Extraordinary General Meeting of Shareholders.  The meeting will be held on December 29, 2011 at 5:00 p.m. (Israel time), at RRSat's executive offices at RRsat Building, Negev Street, Airport City 70100, Israel.

We are sending you this Proxy Statement because you hold Ordinary Shares, par value NIS 0.01 per share, of RRsat.  Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	to extend and amend the terms of our services agreement and non-competition agreement with our Chief Executive Officer;

(2)	to approve a consulting agreement with our Chief Executive Officer relating to services to be provided following his retirement from serving as our Chief Executive Officer; and

(3)	to approve an increase to the coverage of our directors and officers' (D&O) liability insurance policy;

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Attached is the proxy card for the meeting that is being solicited by our Board of Directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at RRsat Building, Negev Street, Airport City 70100, or our registrar and transfer agent receives it in the enclosed envelope, by December  29, 2011 at 6:59 A.M. (Israel time).  Unless you indicate otherwise in the proxy card, by signing and returning the proxy card you are certifying that:

•
Your holdings and your vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex F to RRsat's Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to RRsat's Special License No. 5-10439-2-95049; and

•	You do NOT have a personal interest in the adoption of Proposals Nos. 1 and 2.

Copies of the proxy card, the notice of the meeting and this proxy statement are available at http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=15028.

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on November 29, 2011.  You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on November 29, 2011, or which appeared in the participant listing of a securities depository on that date.  We are mailing copies of this proxy statement and the proxy cards to our shareholders on or about November 29, 2011, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and we will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On November 28, 2011, we had outstanding 17,346,561 Ordinary Shares.  Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting.  Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing at least one-third of our voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one day (to the same time and place), or to a day, time and place proposed by our Board of Directors.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, provided they hold Ordinary Shares representing at least 10% of our voting power.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve proposal Nos. 3. The affirmative vote of the holders of 75% of the voting power represented and voting in person or by proxy is required to approve proposals No. 1 and 2.  In addition, in order to approve each of proposals No. 1 and 2, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the relevant proposal, or the total shares of non-interested shareholders voted against the relevant proposal must not represent more than two percent of our outstanding Ordinary Shares.  Please note, that under Israel's Companies Law, you are also deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal, and you are also deemed to have a personal interest in shares for which you have the right to vote pursuant to a power-of-attorney.  In addition, you are deemed to have a personal interest if a company, other than RRsat, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our Ordinary Shares.

If a shareholder holds Ordinary Shares through a bank or broker it is critical for that holder to cast a vote if that holder wants it to count.  If a shareholder holds Ordinary Shares through a bank or broker and does not instruct the bank or broker how to vote, no votes will be cast on that shareholder's behalf.

Our Board of Directors unanimously recommends that you vote "FOR" all proposals under Items 1 through 3 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information as of November 22, 2011 for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding Ordinary Shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 17,346,561 Ordinary Shares outstanding as of November 22, 2011.  Except as otherwise set forth below, the street address of the beneficial owners is c/o RRsat Global Communications Network Ltd., RRsat Building, Negev Street, Airport City 70100, Israel.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares
Executive Officers and Directors
Dr. Shlomo Shamir	-	-
David Rivel (2)	2,268,740	12.91%
David Aber	-	-
Lior Rival	27,000	*
Maya Rival	12,000	*
Ziv Mor	12,000	*
David Assia (3)	11,480	*
Amit Ben-Yehuda	3,336	*
Dan Levinson	-	-
Vered Levy-Ron	2,480	*
Ron Oren	-	-
Gilad Ramot	12,840	*
Guy Vaadia	-	-
All directors and officers as a group (13 persons)(2)	2,349,876	13.54%
Other 5% Shareholders
Del-Ta Engineering Equipment Ltd. (4)	6,810,367	39.26%
Kardan Communications Ltd. (5)	4,233,600	24.41%
_______________________

*      Less than 1%.

(1)	Excludes outstanding options that do not vest within 60 days of November 22, 2011.

(2)
Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 2, 2011 and on other information provided to us.  Includes currently exercisable options to purchase (i) 37,800 Ordinary Shares at an exercise price of $5.60 per share; (ii) 37,800 Ordinary Shares at an exercise price of $6.16 per share; (iii) 44,100 Ordinary Shares at an exercise price of $6.77 per share; (iv) 50,400 Ordinary Shares at an exercise price of $7.45 per share; and (v) 63,000 Ordinary Shares at an exercise price of $8.35 per share.  These Ordinary Shares are deemed outstanding for the purpose of computing the percentage owned by David Rivel (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Includes vested options and options that vest within 60 days of November 22, 2011 to purchase 2,480 Ordinary Shares.

(4)
Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 2, 2011 and on other information provided to us.  The address of Del-Ta Engineering Equipment Ltd. is Inter-Gamma house industrial P.O.B 3805 Kfar Neter 40900, Israel.  Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd a company publicly traded on the Tel-Aviv Stock Exchange.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of November 7, 2011, Inter-Gamma Investment Company Ltd., a company also publicly traded on the Tel-Aviv Stock Exchange, beneficially owned shares of Rapac Communication & Infrastructure Ltd. representing approximately 56.38% of the voting power and share capital of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of October 27, 2011, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 87.15% of the voting power and share capital of Inter-Gamma Investment Company Ltd.  Del-Ta Engineering Equipment Ltd. directly holds 6,139,300 Ordinary Shares.  InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., directly holds 671,067 Ordinary Shares.  In addition, Del-Ta Engineering Equipment Ltd. may be deemed the beneficial owner of an additional 2,268,740 Ordinary Shares that are beneficially owned by Mr. Rivel, by virtue of the irrevocable proxy for the election of directors that Mr. Rivel has granted to Del-Ta Engineering Equipment Ltd. Mr. Oren disclaims beneficial ownership of the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(5)
Based on Schedule 13G/A filed with the Securities and Exchange Commission on October 11, 2011 and on other information provided to us.  The address of Kardan Communications Ltd. is 154 Menachem Begin Road Tel-Aviv 64921, Israel.  Kardan Israel Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owns all the shares of Kardan Communications Ltd.  As of November 7, 2011, Kardan Yazamut (2011) Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owned shares of Kardan Israel Ltd. representing approximately 73.67% of the voting power of Kardan Israel Ltd.

ITEM 1 – PROPOSAL TO EXTEND AND AMEND THE TERMS OF THE SERVICES
AGREEMENT AND NON-COMPETITION AGREEMENT WITH OUR CHIEF
EXECUTIVE OFFICER

In 2006, we entered into a services agreement with Datacom L.R. Communications Ltd., a company controlled by David Rivel, our founder and Chief Executive Officer, pursuant to which Datacom agreed to provide us with the services of David Rivel as our Chief Executive Officer.  The term of the agreement extends through December 31, 2011. In connection with the entering into the services agreement, we also entered in 2006 into a non-competition agreement with Mr. Rivel.

Our Compensation Committee, Audit Committee and Board of Directors have approved, and recommended that our shareholders approve, an extension and amendment to the terms of the services agreement and related non-competition agreement.

Pursuant to the proposed amendments, the term of the services agreement will be extended for an additional six months through June 30, 2012 on substantially the same terms and conditions, except that David Rivel shall not be granted any additional options to purchase Ordinary Shares and the expiration date of the vested option previously granted to Mr. Rivel pursuant to the services agreement shall extend until 6 months following the end of the term of the services agreement, as extended.  For the six month extension period, Datacom shall be entitled to a pro rata portion of the annual bonus based on full fiscal year 2012 results.  In addition, pursuant to the proposed amendment to the non-competition agreement, the post-engagement non-competition covenants and related payments, as set forth in the 2006 non-competition agreement, shall apply from the end of the term of the services agreement, as extended.

Our Compensation Committee, Audit Committee and Board of Directors have determined that the extension and amendment to the terms of the services agreement and the non-competition agreement are in the best interest of the company and the shareholders.

We are proposing to adopt the following resolutions:

"RESOLVED, to approve the an extension and amendment to the terms of the services agreement between RRsat Global Communications Network Ltd. and Datacom L.R. Communications Ltd., as set forth in Item 1 of the Proxy Statement.

FURTHER RESOLVED, to approve the amendment to the terms of the non-competition agreement between RRsat Global Communications Network Ltd. and David Rivel, as set forth in Item 1 of the Proxy Statement."

The affirmative vote of the holders of 75% of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to approve (i) the extension and amendment of the terms of the services agreement with Datacom and (ii) the amendment to the terms of the non-competition agreement with David Rivel.  In addition, since David Rivel, the controlling shareholder of Datacom, may be deemed a "controlling shareholder" of our company due to a shareholders agreement he has with our other shareholder, Del-Ta Engineering Equipment Ltd., a special majority vote will be required for approval of this proposal.  In order to approve (i) the extension and amendment of the terms of the services agreement with Datacom and (ii) the amendment to the terms of the non-competition agreement with David Rivel, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders that vote against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card if you have a personal interest in the adoption of this proposal.

ITEM 2 – PROPOSAL TO APPROVE A CONSULTING AGREEMENT WITH OUR
CHIEF EXECUTIVE OFFICER

As described in Item 1, we are seeking the approval of our shareholders to approve an extension of six months to the terms of our services agreement with Datacom, pursuant to which Datacom will continue to provide us through June 30, 2012 with the services of David Rivel as our Chief Executive Officer.

Upon termination of the services agreement and the retirement of Mr. Rivel from serving as our Chief Executive Officer on June 30, 2012, we are interested in continuing to benefit from Mr. Rivel's experience and capabilities.  Accordingly, our Compensation Committee, Audit Committee and Board of Directors have approved, and recommended that our shareholders approve, the entering into a consulting agreement with Datacom.

Pursuant to the proposed consulting agreement, Datacom will provide consulting services to the company, as requested and directed from time to time by the Chairman of the Board of Directors and the successor Chief Executive Officer then in office.  The agreement shall extend for a period of two years from July 1, 2012 through June 30, 2014.

In consideration for the services, we will pay Datacom an annual fee of $60,000 plus VAT, payable in four equal quarterly installments, and reimburse Datacom for certain car expenses incurred by Mr. Rivel not to exceed NIS 17,500 plus VAT per month until February 2013.

Our Compensation Committee, Audit Committee and Board of Directors have determined that the entering into the consulting agreement with Datacom is in the best interest of the company and the shareholders.

We are proposing to adopt the following resolution:

"RESOLVED, to approve the entering into the consulting agreement between RRsat Global Communications Network Ltd. and Datacom L.R. Communications Ltd., as set forth in Item 2 of the Proxy Statement."

The affirmative vote of the holders of 75% of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the entering into the consulting agreement with Datacom.  In addition, since David Rivel, the controlling shareholder of Datacom, may be deemed a "controlling shareholder" of our company due to a shareholders agreement he has with our other shareholder, Del-Ta Engineering Equipment Ltd., a special majority vote will be required for approval of this proposal.  In order to approve the entering into the consulting agreement with Datacom, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders that vote against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card if you have a personal interest in the adoption of this proposal.

ITEM 3– PROPOSAL TO INCREASE THE COVERAGE OF OUR DIRECTORS AND
OFFICERS' (D&O) LIABILITY INSURANCE POLICY

Our directors and officers' (D&O) liability insurance policy coverage is currently limited to $15 million.  Following consultation with our insurance advisors and a review of similarly situated companies, our Audit Committee and Board of Directors have determined that it is in the best interest of the company to increase the D&O policy coverage from $15 million to $20 million.

Israel's Companies Law provides that any arrangement relating to the insurance of directors requires the approval of the Audit Committee, the Board of Directors and the shareholders, in that order.  Our Audit Committee and Board of Directors have approved, and recommended that our shareholders approve, to amend our D&O liability insurance policy by increasing the policy coverage to $20 million.

We are proposing to adopt the following resolution:

"RESOLVED, to amend our directors and officers' (D&O) liability insurance policy by increasing the policy coverage to $20 million."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

ADDITIONAL INFORMATION

Voting Restrictions.  We conduct our operations pursuant to licenses granted to us by the Ministry of Communications of the State of Israel.  Our Articles of Association and the licenses contain provisions that may cause the suspension of voting rights of holders of our Ordinary Shares if such holder (that was not one of our shareholders prior to our initial public offering) becomes a beneficial holder of 10% or more of our Ordinary Shares or acquires our Ordinary Shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Minister of Communications of the State of Israel.  Ordinary Shares held in breach of these limits may be considered dormant shares and will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings).  Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares.

Any shareholder seeking to vote at the Extraordinary General Meeting must notify us prior to the vote if any of the shareholder's holdings in RRsat or the shareholder's vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control of RRsat, in each case as specified in Article 12A of our Articles of Association and in Section 1(b) to Annex F of our Special License No. 5-10439-0-96224 and in Section 1(b) to Annex H of our Special License No. 5-10439-2-95049.  Unless indicated otherwise in the proxy card, by signing and sending the enclosed proxy card, each shareholder certifies to RRsat that neither the shareholder's holdings nor the shareholder's vote requires the consent of the Minister of Communications of the State of Israel.

By Order of the Board of Directors,

Dr. Shlomo Shamir
Chairman of the Board of Directors

Dated: November 28, 2011